

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 26, 2011

Via E-mail

Mr. Derek Bartlett
President and Chief Executive Officer
Newport Gold, Inc.
1-336 Queen St. South
Mississauga, Ontario, Canada

   Re: **Newport Gold, Inc.**
     Amendment No. 2 to Registration Statement on Form 10-12G
     Filed August 11, 2011
     Form 10-Q for Fiscal Quarter Ended June 30, 2011
     Filed August 22, 2011
     File No. 0-52214

Dear Mr. Bartlett:

   We have reviewed your amendment and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

   Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

   After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Amendment No. 2 to Form 10

Consolidated Statements of Operations, financial statements page 5

1. In this filing and other future filings on Forms 10-K and 10-Q, please limit your presentation of earnings/(loss) per share to amounts rounded to the nearest penny. Please do not present fractions of a penny (e.g., $0.001 should be rounded to $0.00).

Consolidated Statements of Cash Flows, financial statements page 7

2.   It appears your consolidated statements of cash flows have been omitted from your amended filing. Please amend your filing to include your consolidated statements of cash flows for all relevant periods.

Form 10-Q for Fiscal Quarter Ended June 30, 2011

Controls and Procedures, page 16

3.   We note you disclose there were no "material" changes in your internal control over financial reporting during the fiscal quarter that has materially affected or is likely to materially affect your internal controls over financial reporting. Please note that Item 308(c) of Regulation S-K requires disclosure of any change that has had, or is likely to have, a material effect on your internal controls over financial reporting, regardless of the magnitude of the change. Therefore, please confirm that you will modify your disclosure in future filings to address all changes in internal controls over financial reporting that meet the criteria of Item 308(c), regardless of the materiality of the change.

Closing Comments

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact James Giugliano, Staff Accountant, at (202) 551-3319, or Mark Shannon, Accounting Branch Chief at (202) 551-3299 if you have any questions regarding comments on the financial statements and related matters. Please contact Caroline Kim, Staff Attorney, at (202) 551-3878 or, in her absence, the undersigned, at (202) 551-3611 with any other questions.

Sincerely,

/s/ A.N. Parker

Anne Nguyen Parker
Branch Chief

cc: David Kaye, Esq.
       Kaye Cooper Fiore Kay & Rosenberg, LLP